May 16, 2019

EDGAR

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form N-CSR
John Hancock Funds III (the “Registrant”) on behalf of:
Disciplined Value Mid Cap Fund
Disciplined Value Fund
Global Shareholder Yield Fund
International Growth Fund
U.S. Quality Growth Fund (formerly known as Strategic Growth Fund)

File Nos. 333-125838; 811-21777

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to the Investment Company Act of 1940 and the Securities Exchange Act of 1934 is the Registrant’s Form N-CSR filing for the period ending March 31, 2019.

If you have any questions or comments regarding this filing, please contact the undersigned at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone
Salvatore Schiavone
Treasurer